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FOR IMMEDIATE RELEASE:

OPTEL, INC. ANNOUNCES $40 MILLION CREDIT FACILITY

DALLAS, Texas (September 17, 1999): OpTel, Inc. announced today that it has obtained a one-year revolving working capital credit facility from the Toronto Dominion Bank and the Bank of Nova Scotia in the amount of up to $40 million. The credit facility is secured by substantially all assets of OpTel and its subsidiaries and is guaranteed by its controlling stockholder, Le Groupe Videotron ltee ("GVL"), and by certain other subsidiaries of GVL. OpTel's ability to draw on the facility may be limited by its other debt instruments. OpTel requires and continues to explore the availability of more permanent financing.

OpTel is a leading network-based provider of integrated communications services, including local and long distance telephone, cable television and high-speed Internet access services, to residents of multiple-dwelling units in the United States. OpTel currently provides cable television and telecommunications services in a number of metropolitan areas including Los Angeles, San Diego, San Francisco, Phoenix, Denver, Houston, Dallas-Fort Worth, Chicago, Indianapolis, Atlanta, Miami-Fort Lauderdale and Orlando-Tampa. OpTel is 70.1%-owned by Le Groupe Videotron ltee, a Canadian holding company with controlling interests in companies engaged in cable distribution, telecommunications and broadcasting.

The statements contained in this release which are not historical facts are forward-looking statements. Actual events may differ materially from those anticipated in any forward-looking statements as a result of certain risks and uncertainties, including, without limitation, the competition for the company's service offerings, ability to raise additional capital and other risks and uncertainties detailed in the company's Securities and Exchange Commission filings.

For further information, please contact:
Benoit Deschamps: (214) 634-3800